UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARK CITY CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 OLD YORK ROAD SUITE 823A
(No. and Street)

JENKINTOWN	PA	19046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROMEO & CHIAVERELLI , LLC CPA
(Name – *if individual, state last, first, middle name*)

ONE BALA AVENUE SUITE 234	BALA CYNWYD	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEVEN A. SEGAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARK CITY CAPITAL, INC., as of DECEMBER 31., 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of Pennsylvania
County of Montgomery
Sworn to and subscribed before me
this 6 day of March 2021.

Steven A. Segal
Signature

PRESIDENT
Title

Lilian Shapiro
Notary Public

Commonwealth of Pennsylvania - Notary Seal
LILIAN M SHAPIRO - Notary Public
Montgomery County
My Commission Expires Jun 30, 2022
Commission Number 1284482

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK CITY CAPITAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

PARK CITY CAPITAL, INC.

DECEMBER 31, 2020

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Park City Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park City Capital, Inc.(the "Company"), as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

March 5, 2021

Bala Cynwyd, PA 19004

PARK CITY CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Assets		
Cash and Cash Equivalents	$	23,098
Accounts Receivable		4,460
Prepaid Expenses		4,737
Other Assets		3,820
Deferred Tax Asset		31,963
Total Assets	$	68,078

LIABILITIES AND
STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable & Accrued Expenses	$	7,500
Total Liabilities		7,500
Stockholder's Equity		
Common Stock, $.01 Par Value;		
100,000 shares authorized		
30,100 shares issued		400
Additional Paid In Capital		155,682
Retained Deficit		(95,504)
Total Stockholder's Equity		60,578
Total Liabilities and Stockholder’s Equity	$	68,078

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

REVENUES	
Mutual Fund Fees	$ 6,251
Insurance	7,395
Private Placement Fees	19,600
Total Revenues	33,246
EXPENSES	
Commission	13,680
Other Expenses	22,449
Total Expenses	36,129
Net (Loss) Before Income Tax Benefit	$ (2,883)
Deferred Income Tax Benefit	839
NET (LOSS)	$ (2,044)

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2020

SCHEDULE OF RETAINED DEFICIT

Beginning Retained Deficit	$ (93,460)
Net (Loss)	(2,044)
Retained Deficit	(95,504)

SCHEDULE OF ADDITIONAL PAID IN CAPITAL

Beginning Additional Paid in Capital	$ 155,682
Additional Capital Contributed	0
Additional Paid In Capital	155,682

SCHEDULE OF COMMON STOCK

Common Stock	
30,100 shares at $.01 Par Value	$ 400
Common Stock	400
Total Stockholder's Equity	$ 60,578

The accompanying notes are an integral part of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net (Loss)	$	(2,044)
Adjustments to reconcile net (loss) to net cash used for operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		(230)
Prepaid expenses		(200)
Other assets		(3,700)
Deferred tax asset		(839)
Increase (decrease) in operating liabilities:		
Accounts Payable & Accrued expenses		300
Total Adjustments		(4,669)
Net cash used for operating activities		(6,713)
Cash flows from financing activities:		
Loans and receivables forgiven by shareholder		5,249
Net cash provided by financing activities		5,249
Net decrease in Cash and cash equivalents		(1,464)
Cash and cash equivalents at beginning of year		24,562
Cash and cash equivalents at end of year	$	23,098

The accompanying notes are an integral part
of these financial statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Park City Capital, Inc. was incorporated in the State of Delaware on February 8, 1985 for the purpose of acting as a securities broker-dealer. The Company is registered with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). Its' primary business is the sale of redeemable shares of registered investment companies, insurance annuity contracts to public customers and private placement agent fees.

Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Broker-dealers acting as mutual fund distributors may earn 12b-1 fees, paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of fund shares.

Company and the CEO are registered producers of life insurance products in multiple states.

Additionally, the Company provided strategic advice for business development and capital fund raising.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2020, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2016 to 2020 remain open for audit.

NOTE 2 - INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

At December 31, 2020, the Company had net operating loss carryovers for federal income tax purposes of approximately $106,234.

Net deferred tax assets consist of the following components as of December 31, 2020:

Deferred tax assets:	$31,963

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $15,598, which was $10,598 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .4808 to 1 as of December 31, 2020.

NOTE 4 - CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

NOTE 5 – ASC 606 REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2020 and (ii) all existing revenue contracts as of January 1, 2020
through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2020 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

NOTE 6 – ASC 842 LEASES

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2020 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2020 will not be revised.

The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material.

NOTE 6 – ASC 842 LEASES (continued)

Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a nonallowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-ofuse assets.

This new guidance provided by ASC 842 does not apply to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 5, 2021, the date of the filing of this report.

There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

NOTE 8 – COMMITMRENTS AND CONTINGENCIES

The Company can be subjected to regulatory inquiries that result in the assessment of fines or other sanctions. Management has determined that as of the date of the financial statement, no assessment of fines or other sanctions are imposed.

In March 2020, the World Health Organization recognized the novel strand of coronavirus, COVID-19, as a pandemic. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the government of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. Some of these actions have continued and may continue. Given the uncertainty regarding the spread of coronavirus, the unrelated financial impact to the Company cannot reasonably be estimated at this time

SUPPLEMENTARY INFORMATION

PARK CITY CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
AS OF DECEMBER 31, 2020

Total stockholder's equity from Statement of financial condition	$ 60,578
Deduct non-allowable assets:	
Receivables	4,460
Prepaid expenses	4,737
Other assets	3,820
Deferred income taxes	31,963
Total Deductions	44,980
Net Capital	$ 15,598
Minimum Net Capital Required per 15c3-1 (a) (2)	$ 5,000
Excess Net Capital at 1500%	$ 10,598
Excess Net Capital at 1000%	$ 9,598
Aggregate indebtedness from statement of financial condition	$ 7,500
Ratio of aggregate indebtedness to net capital	.4808to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2020

PARK CITY CAPITAL, INC.
EXEMPTIVE PROVISIONS UNDER SEC RULE 15c3-3
SCHEDULE II
DECEMBER 31, 2020

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission based on Section 15c3-3(k)(2)(i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each to be designated as “Special Account for the Exclusive Benefit of Customers of Park City Capital, Inc.”

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
Park City Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which Park City Capital, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Park City Capital, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and Park City Capital, Inc. stated that Park City Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Park City Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Park City Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 5, 2021

PARK CITY CAPITAL, INC.
261 Old York Road, Suite 823A Jenkintown, PA 19046 (215)517-5700 www.parkcitycapital.net

EXEMPTION REPORT

Firm Assertions

We confirm, to the best of our knowledge and belief, that:

1. Park City Capital, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in. paragraph of (k)(2)(i) throughout the calendar year January 1, 2020 to December 31, 2020

2. Park City Capital, Inc. met the identified provisions in SEC Rule 15c3-3(k)(2)(i) throughout the calendar year January 1, 2020 to December 31, 2020.

Sign: Steven A. Segal Date: March 5, 2021

Officer: President and Chief Compliance Officer